Exhibit 99.4


Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Tomkins pIc

Full Issuer Name:
Tomkins plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:

Contact Name:
Denise Burton

Tel. No:
020 8871 4544

Announcement Given To Third Parties:


Amendment:
No

Headline:
Directors Shareholding(s)


Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Tomkins plc

2 Name of director:
Anthony John Reading

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

As 2 above

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

As 2 above

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

Not applicable

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Exercise of option under the Tomkins Executive Share Option Scheme No. 2 and market sale of shares.

7 Number of shares/amount of stock acquired:

54,224

8 Percentage of issued class:

0.00702%

9 Number of shares/amount of stock disposed:

43,708

10 Percentage of issued class:

0.00566%

11 Class of security:

Ordinary shares of 5p each

12 Price per share

186.72p (purchase); 227.50p (sale)

13 Date of transaction:
9 August 2002

14 Date company informed;
9 August 2002

15 Total holding following this notification:
475,000

16 Total percentage holding of issued class following this notification:
0.06152%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries:
Denise Burton

24 Contact telephone number:
020 8871 4544

25 Name of company official responsible for making notification:
Denise Burton - Deputy Company Secretary






Additional Information:

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